UNITED STATES

         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

      Under the Securities Exchange Act of 1934



                  Ziegler Co., Inc.
                  (Name of Issuer)

            Common Stock par value $1.00
           (Title of Class of Securities)

                      989506100
                   (CUSIP Number)

                  Peter R. Kellogg
                    120 Broadway
              New York, New York 10271
    (Name, address and telephone number of person authorized to receive notices and communications)



                  February 29, 2000
    (Date of event which requires filing of this
                     statement)








          (Continued on following page(s))


_____________________________________________________
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Peter R. Kellogg
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS


_____________________________________________________
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)
X
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______251,630________________________
               8. SHARED VOTING POWER
Beneficially
               _______157,400________________________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______251,630________________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________157,400________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

_____________________409,030_________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
_______________________16.793%_______________________
     14.  TYPE OF REPORTING PERSON - IN
     ____________________________________________________


Item 1. Security and Issuer
       The  class   of  security to which  this  statement
relates  is  Common Stock, par value $1.00 per share  (the
"Common    Stock"),  of  Ziegler  Co.,  Inc.,  a  Delaware
corporation (the "Issuer"). The address of the executive office of the Issuer is 215 N. Main Street, West Bend, WI
53095-3317.

Item 2.  Identity and Background

      (a)    The person filing this Statement is Peter  R.
Kellogg.    This   statement  also  contains   information
regarding  shares of Common Stock owned by  Mr.  Kellogg's
wife,   Mrs.   Cynthia  K.  Kellogg,  I.A.T.   Reinsurance
Syndicate, Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, and the Peter R. Kellogg & Cynthia K. Kellogg Foundation (the
"Foundation"), a charitable entity of which Peter Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT and has shared dispositive and voting power with respect to the shares of Common Stock owned by Cynthia K.
Kellogg  and  the Foundation.  Although shares  of  Common
Stock owned by Mrs. Kellogg, IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that Mr.
Kellogg, Mrs. Kellogg, IAT and the Foundation, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

     (b)  Mr. Kellogg's business address is:
          120 Broadway, New York, NY 10271

          Mrs. Kellogg's address is:
          120 Broadway, New York, NY 10271

          The Foundation's business address is:
          120 Broadway, New York, NY 10271

          IAT's address is:
          120 Broadway, New York, NY 10271

          (c)  Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Spear, Leeds & Kellogg is a registered securities broker-dealer.

IAT is a reinsurance company incorporated in Bermuda.

The Foundation is a charitable Foundation.

       (d) and (e) During the last five years, neither Mr.
Kellogg, Mrs. Kellogg, nor any executive officer  at  IAT,
has been convicted in a criminal proceeding nor has been a
party   to   a   civil  proceeding  of   a   judicial   or
administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Mr. Kellogg and Cynthia K. Kellogg are citizens of the United States. The Foundation is organized under the laws of the State of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price of the Common Stock recently purchased by Cynthia K. Kellogg was $104,327, which amount came from available funds.

Item 4.  Purpose of Transaction

      The Common Stock was acquired by Cynthia K. Kellogg for investment purposes only.

      Neither Mr. Kellogg, Cynthia K. Kellogg, IAT nor the
Foundation  have plans or proposals which  related  to  or
which  would  result  in any of the actions  specified  in
clauses (a) through  (j) of Item 4 of Schedule 13D.
       Mr.  Kellogg,  Cynthia  K.  Kellogg,  IAT  and  the
Foundation may determine to purchase additional shares  of
Common Stock at any time and from time to time, subject to
market  and general economic conditions, and any  purchase
or  purchases may be effected directly or through  one  or
more entities controlled or deemed to be controlled by Mr.
Kellogg.   Mr. Kellogg may also sell or otherwise  dispose
of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.  Interest in Securities of the Issuer
        (a)   As   of  February  29,  2000,  Mr.   Kellogg
beneficially owned directly an aggregate of 251,630 shares
of  Common Stock.  Of those shares, 101,630 were owned  by
Mr. Kellogg personally and 150,000 were owned by IAT.   In
addition,  Mr.  Kellogg may be deemed to be  the  indirect
beneficial  owner of 107,400 shares of Common Stock  owned
by  his wife, and 50,000 shares held by the Foundation, by
virtue  of  his shared disposition and voting power.   The
aggregate number of shares of Common Stock with respect to which Mr. Kellogg may be deemed to be the beneficial owner as of the date hereof is 409,030 shares, constituting approximately 16.793% of the Common Stock outstanding.

      (b)  Mr. Kellogg has the sole dispositive power with
respect  to 101,630 shares of Common Stock which he  owns,
and  with respect to 150,000 shares of Common Stock  owned
by  IAT.   Mr. Kellogg also shares the power  to  vote  or
dispose of 107,400 shares of Common Stock owned by his wife and 50,000 shares owned by the Foundation.

     (c) The following table sets forth information with respect to all purchases, sales or donations of the Common
Stock by Cynthia K. Kellogg for purposes of Section 13(d) of the 1934 Act since January 8, 2000:

Date of        Number of  Type of              Price
Transaction    Shares     Transaction          Per Share

02/04/00       100        Open Market Purchase   15.125

02/10/00       200        Open Market Purchase   15.125

02/15/00       200        Open Market Purchase   15.75

02/16/00       500        Open Market Purchase   16.375

02/18/00       700        Open Market Purchase   16.375

02/25/00       2,200      Open Market Purchase   17.125

02/25/00       1,500      Open Market Purchase   16.875

02/28/00       500        Open Market Purchase   17.5

02/29/00       300        Open Market Purchase   17.5



Item   6.     Contract   Arrangements,   Understandings    or
Relationships with Respect to Securities of the Issuer

       All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he (alone or with IAT) was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits
         None.

                           SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.


                                        Peter R. Kellogg
                                        Peter R. Kellogg

Dated: March 8, 2000